STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	January 19, 2006
Corporate Office:	#SRU-01-06
420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax :(604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

POSITIVE HYDROMETALLURGICAL RESULTS

Positive hydrometallurgical initial laboratory test results have been received by Starfield prompting the Company to accelerate its 2006 laboratory scoping hydromet-test programs in Canada. The studies were conducted on whole rock core samples of massive sulphide mineralization from the proposed “Pit Area” of the West Zone at Ferguson Lake.

The Canadian hydrometallurgical laboratory test programs have produced up-graded sulphide concentrates which are amenable to further standard flotation processing and/or secondary hydromet processing. From the initial tests, greater than 90% of the nickel and cobalt was selectively recovered from a secondary hydromet process. These positive achievements are now being duplicated in a larger scale, 75 kilogram, primary hydromet test that will generate significant quantity of up-graded sulphide concentrate for secondary hydromet processing and sulphide flotation testwork. Further results are scheduled for availability during early April 2006.

Intec Ltd. of Australia have also reported to the Company that their technology used on Ferguson Lake massive sulphides during laboratory-scale, hydrometallurgical testing produced positive extraction results for nickel, copper, and cobalt (greater than 80%).

Starfield believes that hydrometallurgical processing offers cost effective and environmentally friendly sustainable development alternatives to conventional smelting-refining. Concurrent with its expanded, accelerated, bench-scale laboratory hydromet test work now underway in Canada, the Company plans to invite major engineering firms to carry out preliminary cost-technology studies of hydrometallurgical processing suitable for the future development of the Ferguson Lake Project.

Sulphide ore concentrates are presently used in commercially available hydromet applications or nearly developed processes such as the CESL Process, Activox Process and the Inco-Voisey’s Bay, Argentia, Newfoundland demonstration plant. Inco’s successful development of a technically and economically viable hydromet technology was supported by 60 million dollars from Technology Partnerships Canada, Ministry of Industry, Canada.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen C. Macdonald, P. Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.